Ganaz's Wefunder profile video.mp4
(1m 48s) 3 speakers (Speaker 1, Speaker 3, Speaker 4)

[0:00:00] Speaker 1: When I sat down to have lunch today, I didn't think about the people that harvested my food. But being out on these farms and in farm worker communities always reminds me how much we rely on them. Fresh produce is harvested mostly by hand, and it's really physically demanding work. Which was why it's so important to find growers that take great care of their people. Farm workers hear about jobs mostly through word of mouth, so they often don't know which jobs provide the best work environment until they've already started the job.

[0:00:34] Speaker 3: The labor situation isn't any easier as a farm owner. I was shocked to learn that last year over $3 billion of fresh produce was left in the fields because farmers couldn't find enough workers. Once a worker shows up on the farm, they often have a hard time communicating, because they don't speak the same language.

[0:01:05] Speaker 4: I've worked in the orchard sorting cherries and pears and my grandparents have worked in the fields their whole life. I tried this app and I showed my grandparents how to use it and I think it will help a lot of people find the best jobs.

[0:01:19] Speaker 1: Sri and I have over two decades of experience working on labor issues and agriculture and we believe that Ganaz can improve the lives of the 1.3 million farm workers in this country and the farmers that employ them. We are so excited to have you on this journey with us. [0:01:43]